                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)

                               LOISLAW.COM, INC.

                                (Name of Issuer)

                              LL ACQUISITION CORP.

                             ASPEN PUBLISHERS, INC.

                        WOLTERS KLUWER U.S. CORPORATION
                               WOLTERS KLUWER NV

                                   (Bidders)

                    COMMON STOCK, $.001 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                  541431-10-2

                     (CUSIP Number of Class of Securities)

                               MR. BRUCE C. LENZ
                     C/O WOLTERS KLUWER UNITED STATES INC.
                       161 NORTH CLARK STREET, 48TH FLOOR
                               CHICAGO, IL 60601
                                 (312) 425-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                                    COPY TO:

                             Arnold J. Schaab, Esq.
                       Pryor Cashman Sherman & Flynn LLP
                                410 Park Avenue
                            New York, New York 10022
                            Telephone (212) 326-0168

                               DECEMBER 29, 2000
            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)
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                CUSIP NO. 541431-10-2                                                       PAGE 2 OF 9 PAGES


  1.    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        LL Acquisition Corp.

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)
                                                                 /X/
                                                             (b) / /

  3.    SEC USE ONLY

  4.    SOURCE OF FUNDS
        AF

  5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) OR 2(f)                         / /

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                        7.      SOLE VOTING POWER
  NUMBER OF             8.      SHARED VOTING POWER
    SHARES              9.      14,279,590
  BENEFICIALLY          10.     SOLE DISPOSITIVE POWER
  OWNED BY                      SHARED DISPOSITIVE POWER
    EACH                        14,279,590
  REPORTING
 PERSON WITH

  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        14,279,590 shares of
        Common Stock pursuant to
        the Stock Option and Tender Agreement
        dated as of December 19, 2000(1)

  12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                         / /

  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        63.28%

 14.    TYPE OF REPORTING PERSON
        CO

(1) The Reporting Person disclaims beneficial ownership of such shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

                                       2
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                CUSIP NO. 541431-10-2                                                 PAGE 3 OF 9 PAGES


  1.    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Aspen Publishers, Inc.

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)
                                                                 /X/
                                                             (b) / /

  3.    SEC USE ONLY

  4.    SOURCE OF FUNDS
        AF

  5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) OR 2(f)                         / /

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                        7.      SOLE VOTING POWER
  NUMBER OF             8.      SHARED VOTING POWER
    SHARES              9.      14,279,590
  BENEFICIALLY          10.     SOLE DISPOSITIVE POWER
  OWNED BY                      SHARED DISPOSITIVE POWER
    EACH                        14,279,590
  REPORTING
 PERSON WITH

  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        14,279,590 shares of
        Common Stock pursuant to
        the Stock Option and Tender Agreement
        dated as of December 19, 2000(1)

  12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                         / /

  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        63.28%

 14.    TYPE OF REPORTING PERSON
        CO

(1) The Reporting Person disclaims beneficial ownership of such shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

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                CUSIP NO. 541431-10-2                                                 PAGE 4 OF 9 PAGES


  1.    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Wolters Kluwer U.S. Corporation

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)
                                                                 /X/
                                                             (b) / /

  3.    SEC USE ONLY

  4.    SOURCE OF FUNDS
        AF

  5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) OR 2(f)                         / /

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                        7.      SOLE VOTING POWER
  NUMBER OF             8.      SHARED VOTING POWER
    SHARES              9.      14,279,590
  BENEFICIALLY          10.     SOLE DISPOSITIVE POWER
  OWNED BY                      SHARED DISPOSITIVE POWER
    EACH                        14,279,590
  REPORTING
 PERSON WITH

  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        14,279,590 shares of
        Common Stock pursuant to the
        Stock Option and Tender Agreement
        dated as of December 19, 2000(1)

  12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                         / /

  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        63.28%

 14.    TYPE OF REPORTING PERSON
        CO

(1) The Reporting Person disclaims beneficial ownership of such shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.


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                CUSIP NO. 54131-10-2                                                        PAGE 5 OF 9 PAGES


  1.    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Wolters Kluwer nv

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)
                                                                 /X/
                                                             (b) / /

  3.    SEC USE ONLY

  4.    SOURCE OF FUNDS
        BK; WC

  5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) OR 2(f)                         / /

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION
        The Netherlands

                        7.      SOLE VOTING POWER
  NUMBER OF             8.      SHARED VOTING POWER
    SHARES              9.      14,279,590
  BENEFICIALLY          10.     SOLE DISPOSITIVE POWER
  OWNED BY                      SHARED DISPOSITIVE POWER
    EACH                        14,279,590
  REPORTING
 PERSON WITH

  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
        14,279,590 shares of
        Common Stock pursuant to
        the Stock Option and Tender Agreement
        dated as of December 19, 2000(1)

  12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                         / /

  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        63.28%

 14.    TYPE OF REPORTING PERSON
        CO

(1) The Reporting Person disclaims beneficial ownership of such shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

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ITEM 1. SECURITY AND ISSUER.

    (a) The name of the issuer is Loislaw.com, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 105 North 28th Street, Van Buren, Arkansas, 72956.

    (b) The class of equity securities to which this statement relates is common stock, par value $.001 per share. The information set forth in the Introduction of the Offer to Purchase, a copy of which is attached hereto as Exhibit A (the "Offer to Purchase"), is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement is filed by LL Acquisition Corp., a Delaware corporation (the "Offeror"), Aspen Publishers, Inc., a Delaware corporation ("Aspen"), Wolters Kluwer U.S. Corporation, a Delaware corporation (the "Parent"), and Wolters Kluwer nv, a corporation organized under the laws of the Netherlands ("Wolters Kluwer"). The information set forth in the Introduction,
Section 9 ("Certain Information Concerning Wolters Kluwer, the Parent, Aspen and the Offeror") and Schedule I ("Directors and Executive Officers of Wolters Kluwer, the Parent, Aspen and the Offeror") of the Offer to Purchase is incorporated herein by reference.

    (e) and (f) During the last five years, none of Wolters Kluwer, the Parent, Aspen or the Offeror and, to the best knowledge of Wolters Kluwer, the Parent, Aspen and the Offeror, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF THE TRANSACTION.

    (a)-(g) and (j) The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    Pursuant to the Agreement and Plan of Merger, dated as of December 19, 2000 (the "Merger Agreement"), the Bylaws of the Offeror at the Effective Time (as defined in the Merger Agreement) shall be the Bylaws of the Surviving Corporation (as defined in the Merger Agreement) and the officers and directors of the Offeror shall be the initial officers and directors of the Surviving Corporation. The Merger Agreement also provides that the Certificate of Incorporation of the Company at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation. It is expected that the Parent will cause the dividend policy of the Surviving Corporation to be conformed to that of other indirect wholly-owned subsidiaries of the Parent.

    (h) and (i) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

    Except as described in the Offer to Purchase, the Merger Agreement, or the Stock Option and Tender Agreement dated as of December 19, 2000, by and among the Parent, the Offeror and the stockholders of the Company named therein (the "Option Agreement"), Wolters Kluwer does not have any plans or proposals which would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, (iii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, (v) any material change in the capitalization or the dividend policy of the Company, (vi) any other material change in the Company's corporate structure or business,
(vii) changes in the Company's charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (x) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in the Introduction, Section 9 ("Certain Information Concerning Wolters Kluwer, the Parent, Aspen and the Offeror"),
Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference. As a result of the Offeror's conditional option to purchase the Shares beneficially owned by the stockholders who are party to the Option Agreement, each of Wolters Kluwer, the Parent, Aspen and the Offeror may be deemed to beneficially own, and have shared voting and disposition power with respect to, an aggregate of 14,279,590 outstanding Shares (representing approximately 63.28% of the Shares outstanding on December 19, 2000, on a fully diluted basis.) However, each of Wolters Kluwer, the Parent, Aspen and the Offeror have disclaimed beneficial ownership of such shares, and this statement shall not be construed as an admission that any of Wolters Kluwer, the Parent, Aspen or the Offerer are the beneficial owners of any securities covered by this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

    The information set forth in the Introduction, Section 9 ("Certain Information Concerning Wolters Kluwer, the Parent, Aspen and the Offeror"),
Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Merger Agreement, the Option Agreement, the Note and the Security Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A       Offer to Purchase, dated December 29, 2000.

Exhibit B       Agreement and Plan of Merger, dated as of December 19, 2000, among the Parent, the Offeror and the Company.

Exhibit C       Stock Option and Tender Agreement, dated as of December 19,
                2000, by and among the Offeror, the Parent and the
                Stockholders set forth therein.

Exhibit D       Joint Filing Agreement.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2000

                                             LL Acquisition Corp.

                                             By:  /s/ BRUCE C. LENZ
                                                  ------------------------------------------
                                                  Name: Bruce C. Lenz
                                                  Title:  Secretary

                                             Aspen Publishers, Inc.

                                             By:  /s/ BRUCE C. LENZ
                                                  ------------------------------------------
                                                  Name: Bruce C. Lenz
                                                  Title:  Secretary

                                             Wolters Kluwer U.S. Corporation

                                             By:  /s/ BRUCE C. LENZ
                                                  ------------------------------------------
                                                  Name: Bruce C. Lenz
                                                  Title:  Executive Vice President

                                             Wolters Kluwer nv

                                             By:  /s/ J.E.M. VAN DINTER
                                                  ------------------------------------------
                                                  Name: J.E.M. van Dinter
                                                  Title:  Senior Vice President/
                                                        Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT
NO.                                     DESCRIPTION
-------         ------------------------------------------------------------
Exhibit A       Offer to Purchase, dated December 29, 2000.

Exhibit B       Agreement and Plan of Merger, dated as of December 19, 2000, among the Parent, the Offeror and the Company.

Exhibit C       Stock Option and Tender Agreement, dated as of December 19,
                2000, by and among the Offeror, the Parent and the
                Stockholders set forth therein.

Exhibit D       Joint Filing Agreement.